# Form C

## Cover Page

**Name of issuer:**

Blushift Aerospace, Inc.

**Legal status of issuer:**

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> DE
>
> **Date of organization:**
>
> 10/10/2014

**Physical address of issuer:**

2 Pegasus Street, Suite 2
Brunswick, ME 04011

**Website of issuer:**

https://www.bluShiftAerospace.com

**Name of intermediary through which the offering will be conducted:**

Wefunder Portal LLC

**CIK number of intermediary:**

0001670254

**SEC file number of intermediary:**

007-00033

**CRD number, if applicable, of intermediary:**

283503

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

No

**Type of security offered:**

- [ ] Common Stock
- [ ] Preferred Stock
- [ ] Debt
- [x] Other

**Describe the security offered:**

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

**Describe how oversubscriptions will be allocated:**

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$618,000.00

Deadline to reach the target offering amount:

4/30/2027

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

Current number of employees:

11

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $211,018.00 | $176,024.00 |
| Cash & Cash Equivalents: | $26,752.00 | $118,336.00 |
| Accounts Receivable: | $153,375.00 | $0.00 |
| Current Liabilities: | $447,678.00 | $372,262.00 |
| Non-Current Liabilities: | $3,795,920.00 | $3,487,333.00 |
| Revenues/Sales: | $1,042,343.00 | $4,992.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($349,009.00) | ($1,615,040.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

**1. Name of issuer:**

Blushift Aerospace, Inc.

COMPANY ELIGIBILITY

**2. ☑ Check this box to certify that all of the following statements are true for the issuer.**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes
☑ No

## DIRECTORS OF THE COMPANY

**4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.**

| Director | Principal Occupation | Main Employer | Year Joined |
|---|---|---|---|
| Sascha Deri | CEO | bluShift Aerospace | 2014 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

**5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.**

| Officer | Positions Held | Year Joined |
|---|---|---|
| Sascha Deri | CEO | 2014 |
| Seabren Reeves | CFO | 2021 |
| David Havrikyan | CTO | 2015 |

| | | |
|---|---|---|
| David Hayrikyan | CTO | [illegible] |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

**6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder | % of Voting Power Prior to Offering |
|---|---|
| Sascha Deri | 50%+ |

## Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

**Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

> We are pursuing a business model focused on suborbital launch services and modular hybrid propulsion systems, which represents a niche segment of the broader space launch market. The commercial demand for suborbital launches and booster propulsion systems is not well established, and potential customers may prefer orbital launch capabilities or propulsion systems from more established providers. We have not yet demonstrated consistent revenue generation from launch services or propulsion system sales, and we do not have long-term contracts or commitments from customers that would validate our business model. Our target customers, including aerospace companies, research institutions, and technology demonstration organizations, may have limited budgets, face their own funding challenges, or choose alternative solutions. If market demand for our services and products does not develop as anticipated, or if we are unable to secure paying customers at prices that support our cost structure, our business will not be viable and investors may lose their entire investment.

> The aerospace and rocket propulsion business is highly capital-intensive, requiring significant ongoing investment in research and development, testing infrastructure, manufacturing capabilities, regulatory compliance, and operational expenses. The funds raised in this offering are intended to extend our operational runway and fund specific development milestones, but will not be sufficient to fully commercialize our technology or sustain operations indefinitely. We will need to raise additional capital through future equity or debt financings to continue our business beyond the runway provided by this offering. There can be no assurance that additional financing will be available when needed or on terms acceptable to us. Our ability to obtain financing may be limited by general economic conditions, conditions in the capital markets, investor sentiment toward the space industry, our financial performance, and other factors beyond our control. If we are unable to obtain sufficient additional capital, we will be forced to delay, reduce, or eliminate our development programs, testing activities, and business operations, which could result in the failure of our business and a total loss of your investment.

> We will need to raise additional capital through future equity financings to fund our operations and growth. Any such future equity issuances will dilute the percentage ownership interest of investors in this offering, will dilute the book value per share of existing equity holders, and may dilute the value of your investment. Future investors may negotiate terms that are more favorable than the terms of this offering, including lower valuation caps, higher discounts, liquidation preferences, anti-dilution protections, or other rights that are

superior to those held by investors in this offering. The SAFE securities being offered do not provide anti-dilution protection against future issuances at lower valuations. Additionally, new investors may negotiate for board seats or other governance rights that further reduce the influence of earlier investors. The amount and timing of future capital raises will depend on factors beyond our control, and we may be forced to raise capital on unfavorable terms if our cash position becomes critical.

The aerospace and launch services industry is highly competitive and dominated by well-established companies with significantly greater financial resources, technical expertise, operational experience, and market presence than we possess. Major competitors in the launch services market include SpaceX, Blue Origin, Rocket Lab, Virgin Orbit, and numerous other domestic and international aerospace companies, many of which have successfully completed multiple launches and have proven track records. These competitors have substantially greater capital resources, larger engineering teams, established customer relationships, proven technologies, and economies of scale that provide significant competitive advantages. Additionally, traditional aerospace and defense contractors with decades of experience in rocket propulsion may enter or expand their presence in markets we are targeting. We may not be able to compete effectively on price, performance, reliability, or service offerings. Our focus on non-toxic hybrid propulsion and suborbital launches may not provide sufficient differentiation to overcome the advantages of established competitors. If we are unable to compete effectively, we may fail to attract customers, generate revenue, or achieve market acceptance of our technology.

The development and operation of our rocket propulsion systems require specialized materials, components, and services from third-party suppliers and vendors. These include solid fuel materials, nitrous oxide oxidizer, specialized metals and composites, electronic components, testing equipment, manufacturing services, and other critical inputs. Some of these materials and components may be available from a limited number of suppliers or may have long lead times for procurement. Disruptions in our supply chain due to supplier financial difficulties, manufacturing defects, quality control issues, capacity constraints, natural disasters, geopolitical events, transportation challenges, or other factors could delay our testing schedule, increase our costs, and impair our ability to deliver products and services to customers. We may also face challenges in qualifying alternative suppliers if our primary suppliers become unavailable. Any significant supply chain disruption could materially harm our business, delay our development milestones, and damage our relationships with customers and partners.

The commercial space launch industry is heavily regulated by federal agencies, including the Federal Aviation Administration Office of Commercial Space Transportation, which regulates commercial launch operations and issues launch licenses. We must obtain and maintain various licenses, permits, and approvals to conduct rocket engine tests, suborbital launches, and other operations. The regulatory approval process is complex, time-consuming, and expensive, and there is no assurance that we will be able to obtain all required approvals or that we will be able to maintain them once obtained. Regulatory requirements may change, become more stringent, or be interpreted in ways that increase our compliance costs or restrict our operations. We may also be subject to environmental regulations, workplace safety requirements, export control laws governing rocket and propulsion technology, and other federal, state, and local regulations. Any failure to comply with applicable regulations could result in fines, penalties, suspension or revocation of licenses, restrictions on our ability to conduct business, or other sanctions that could materially harm our operations. Additionally, regulatory delays in obtaining approvals for tests or launches could disrupt our development timeline and damage customer relationships.

Rocket engine testing and launch operations involve inherent risks of accidents, equipment failures, and property damage. Despite safety precautions, our testing and launch activities could result in injuries to personnel, damage to our facilities or equipment, damage to third-party property, environmental contamination, or other adverse events. Any such incident could expose us to significant liability, including claims for personal injury, property damage, or environmental remediation. We may not maintain insurance coverage sufficient to cover all potential liabilities, and insurance for aerospace operations can be expensive and difficult to obtain. A significant accident or failure could also cause severe reputational damage, loss of customer confidence, regulatory scrutiny, and difficulty in obtaining future launch licenses or insurance coverage. Even if we are not found legally liable for an incident, the costs of defending against claims and the negative publicity associated with accidents could materially harm our business, financial condition, and ability to attract customers and investors.

Our business operations, including our testing facilities in Maine and our ability to conduct rocket engine tests and launches, could be materially disrupted by events beyond our control. Natural disasters such as severe weather, hurricanes, floods, or earthquakes could damage our facilities, testing infrastructure, or equipment. Public health emergencies such as pandemics could restrict our ability to conduct operations, limit access to our facilities, disrupt our supply chain, or prevent personnel from working. Geopolitical events, including international conflicts, trade restrictions, or changes in government policy toward the commercial space industry, could affect our ability to obtain materials, access markets, or conduct business. Economic downturns or recessions could reduce demand for our services and make it more difficult to raise capital. Any of these events could cause delays in our development timeline, increase our costs, reduce our revenue opportunities, and materially harm our business and financial condition.

The securities being offered are Simple Agreements for Future Equity, which are not traditional equity or debt instruments and carry unique risks. SAFEs have no maturity date and do not accrue interest, which means your investment will not generate any return unless and until a conversion event occurs. The conversion of your SAFE into equity is contingent on future events that may never occur, such

as a future priced equity financing or a liquidity event. The terms of conversion, including the valuation at which your SAFE converts and the type of securities you receive, will depend on the terms of future financing rounds or transactions that have not yet been determined and are beyond your control. If the company does not raise a future priced equity round or achieve a liquidity event, your SAFE may never convert, and you may never receive any equity or return on your investment. Additionally, if the company is acquired or undergoes a liquidity event at a valuation below the valuation cap, you may receive less equity than anticipated or no return at all. The SAFE structure provides limited rights compared to traditional equity, and you will have no voting rights, information rights, or ability to influence company decisions unless and until your SAFE converts into equity.

An investment in bluShift Aerospace is highly speculative and involves a high degree of risk. You should invest only if you can afford to lose your entire investment. The company is in an early stage of development with an unproven business model, limited operating history, and no assurance of future success. The aerospace industry is highly competitive and capital-intensive, and the majority of early-stage companies in this sector do not succeed. There is no public market for the securities being offered, and none is expected to develop. The securities are subject to substantial restrictions on transfer and cannot be sold without registration under securities laws or an applicable exemption. You should expect to hold your investment for an indefinite period and may never be able to liquidate your investment. Even if the company is successful, it may take many years before you realize any return on your investment, if at all. The speculative nature of this investment and the lack of liquidity mean that this investment is suitable only for investors who can afford to lose their entire investment and do not need liquidity.

As a holder of a SAFE, you will have no voting rights, no ability to elect directors, and no control over any aspect of the company's business or operations. All decisions regarding the company's business strategy, operations, financing activities, and potential sale or liquidation will be made by the company's management and existing controlling shareholders without your input or approval. Management will have broad discretion in how to use the proceeds of this offering and may use the funds in ways with which you disagree or that do not produce favorable results. The company is not required to provide regular financial statements or updates to SAFE holders, and your information rights will be limited compared to those of traditional equity holders or investors in registered securities. You will have no ability to influence decisions regarding future financing rounds, which could result in dilution of your interest, or decisions regarding the timing or terms of a potential exit event. You must be willing to entrust all aspects of the management and control of the company to its current management team and be prepared to have no voice in company decisions.

bluShift Aerospace has a limited operating history in the highly complex aerospace and rocket propulsion industry. We have incurred losses since our inception and expect to continue incurring losses for the foreseeable future as we continue to develop our MAREVL&trade; hybrid rocket engine technology and establish our suborbital launch services business. The development of rocket propulsion systems and launch services requires substantial capital investment, extensive testing, and regulatory approvals before generating meaningful revenue. Even if we successfully develop flight-ready engines and secure launch customers, there is no assurance that our business model will generate sufficient revenue to achieve or sustain profitability. If we are unable to achieve profitability, we may be forced to curtail operations or cease business entirely, resulting in a total loss of your investment.

Our success depends substantially on the continued services of our small team of eleven employees, including our founders and key technical personnel who possess specialized knowledge in hybrid rocket propulsion systems and aerospace engineering. The development of our MAREVL&trade; engine technology and the execution of our business plan require highly specialized expertise that would be difficult and time-consuming to replace. We do not maintain key person life insurance on any of our personnel. The loss of one or more key employees could delay our development timeline, impair our ability to conduct engine tests and launches, damage relationships with customers and partners, and materially harm our business prospects. Additionally, competition for qualified personnel in the aerospace industry is intense, and we may not be able to attract and retain the additional personnel necessary to execute our business plan and scale our operations.

The development and testing of rocket propulsion systems is inherently risky and technically complex. Our MAREVL&trade; hybrid rocket engine technology is still in the testing and development phase, and we have not yet completed a vertical hot fire test in full flight configuration or produced a flight-weight engine. Engine tests may reveal design flaws, performance issues, or safety concerns that require substantial redesign and additional testing cycles. Test failures could damage equipment, delay our development timeline, increase costs beyond our projections, and harm our reputation with potential customers and partners. Even after successful ground testing, the transition to actual flight operations introduces additional risks, including the possibility of launch failures that could result in loss of customer payloads, regulatory scrutiny, and reputational damage. There is no assurance that our technology will perform as expected in operational conditions or that we will be able to achieve the reliability and performance standards required for commercial launch services.

Our competitive position depends in part on our ability to protect our proprietary MAREVL&trade; hybrid rocket engine technology, including our designs, processes, formulations, and know-how related to solid fuel and nitrous oxide propulsion systems. We rely on a combination of trade secrets, confidential information, patents, and other intellectual property protections to safeguard our technology. However, we may not be able to prevent competitors from independently developing similar technologies or from gaining access to our proprietary information through employees, contractors, or other means. Trade secret protection requires ongoing vigilance and may be

lost if information is disclosed or becomes publicly known. Patent protection, if obtained, may be challenged, invalidated, or circumvented, and the process of obtaining patents is expensive and time-consuming with no guarantee of success. Additionally, we may face claims from third parties alleging that our technology infringes their intellectual property rights, which could result in costly litigation, licensing obligations, design changes, or restrictions on our ability to use our technology. Any failure to adequately protect our intellectual property or any successful infringement claim against us could harm our competitive position and materially damage our business prospects.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

## The Offering

### USE OF FUNDS

#### 9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

#### 10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, bluShift Aerospace expects to use proceeds approximately as follows: 32% Operational Runway Extension, 23% Hot Fire Test Data Processing & Analysis, 23% Vertical Tower Transition Engineering &, 15.1% General & Administrative and Marketing, and 6.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on operational needs, test results, and other factors outside its control.

If we raise: **$618,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, bluShift Aerospace expects to use proceeds approximately as follows: 37% MAREVL Engine Engineering & Testing, 9% Vertical Test Tower Infrastructure Build-Out, 9% Flight-Weight Engine Final Design, 23% Defense & Commercial Business Development, 15.1% Working Capital & Regulatory Compliance, and 6.9% Wefunder fee and related offering expenses. Management expects to allocate proceeds toward the described milestones but may adjust among categories as engineering results, partner requirements, and market conditions warrant.

### DELIVERY & CANCELLATIONS

#### 11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

#### 12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

## Ownership and Capital Structure

### THE OFFERING

**13. Describe the terms of the securities being offered.**

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

*Conversion to Preferred Equity*. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

the total value of the Investor's investment, divided by

the price of **Preferred Stock** issued to new Investors multiplied by

the **discount rate** (80%), or

if the valuation for the company is more than **$30,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of

the Valuation Cap divided by

the total amount of the Company's capitalization at that time.

For investors up to the first **$250,000.00** of the securities, investors will receive a valuation cap of **$25,000,000.00 and 80% discount rate.**

*Additional Terms of the Valuation Cap.* For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

Includes all shares of Capital Stock issued and outstanding;

Includes all Converting Securities;

Includes all (i) issued and outstanding Options and (ii) Promised Options; and

Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

*Liquidity Events.* If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock,** Investors will receive

proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

*Liquidity Priority.* In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

Senior to payments for Common Stock.

**Securities Issued by the SPV**Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

**Voting Rights**If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

**Proxy to the Lead Investor**The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

**Restriction on Transferability**The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

**14. Do the securities offered have voting rights?**

☐ Yes
☑ No

**15. Are there any limitations on any voting or other rights identified above?**

See the above description of the Proxy to the Lead Investor.

**16. How may the terms of the securities being offered be modified?**

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,

B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

### Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

---

### Description of Issuer's Securities

**17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Authorized | Outstanding | Voting rights |
|---|---|---|---|
| Common Stock | 10000000 | 1213277 | ☑ |

| Class of Security | Total Pool | Issued |
|---|---|---|
| Warrants | None | |
| Options | 15738 | |

**Describe any other rights:**

The company has not yet authorized preferred stock, which investors in the SAFE (if converted) will receive. Preferred stock has liquidation preferences over common stock.

---

**18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

---

**19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

**20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

**21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates;
- the general economic outlook;
- limited liquidity, recurring losses, and dependence on financing;
- going-concern or substantial-doubt language from the auditor, if any;
- rocket-test failures, delays, accidents, and property damage;
- dependence on a small number of defense customers and subcontractors;
- non-binding options and uncertain govermnent appropriations;
- regulatory, FAA, export-control, ITAR, and defense-compliance risks;
- manufacturing scale-up and superior concentration;
- key-person dependence;
- intellectual-property and trade-secret protection;
- secured and related-party debt;
- large existing SAFEs and notes causing dilution, and
- the possibility that MTAF matching, forgiveness or disbursement conditions are not satisfied.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

---

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

---

**23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with

affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

**24. Describe the material terms of any indebtedness of the issuer:**

*Loan*
**Amount:** $300,000.00
**Outstanding principal plus interest:** $300,000.00 as of 8/5/2026
**Interest rate:** 5.0% per annum
**Maturity date:** 12/31/2027
*Lender: Maine Technology Institute (MTI) | MTI Note 2021-2022 — principal $300,000, maturing December 31, 2027*

*Loan*
**Lender:** Brady Brim-DeForest
**Amount:** $80,000.00
**Outstanding principal plus interest:** $80,000.00 as of 8/5/2026
**Interest rate:** 2.0% per annum
*Secured promissory note issued 09-10-2025 as short-term bridge loan. Rate 2.0%/month, compounded daily. First-priority senior security interest in AR, general intangibles, inventory, equipment (pari passu with Murray note). Amended June 2026 to structured amortizing repayment through October 2026.*

**Related party**
**Name:** Brady Brim-DeForest
**Relationship:** Chairman of the Board
**Amount:** $25,000.00

*Loan*
**Lender:** altE
**Amount:** $172,428.00
**Outstanding principal plus interest:** $172,428.00 as of 8/5/2026
*Uncollateralized short-term working-capital advance.*

**Related party**
**Name:** altE
**Relationship:** Entity in which the Company's CEO holds a minority ownership interest
**Amount:** $172,428.00

*Convertible Note*
**Amount:** $1,465,000.00
**Interest rate:** 5.33% per annum
**Discount:** 20.0%
**Valuation cap:** $10,000,000.00
**Maturity date:** 8/15/2029

*Convertible Note*
**Creditor:** Brady Brim-DeForest (indirectly, via Late Stage Fund X, LP)
**Amount:** $500,000.00
**Outstanding principal plus interest:** $500,000.00 as of 8/5/2026
**Interest rate:** 5.33% per annum
**Maturity date:** 2/28/2029
*Pre-money convertible promissory note. Converts at lesser of valuation cap ($10M–$20M range) or 15–20% discount to Qualified Financing price (≥$1,000,000 raise). Change of Control requires cash repayment unless holder elects conversion. Settled in full 01-16-2026 for $553,154.*

**Related party**
**Name:** Brady Brim-DeForest (indirectly, via Late Stage Fund X, LP)
**Relationship:** Chairman of the Board
**Amount:** $500,000.00

*Convertible Note*
**Creditor:** Brady Brim-DeForest
**Amount:** $25,000.00
**Outstanding principal plus interest:** $25,000.00 as of 8/5/2026
**Interest rate:** 5.33% per annum
**Maturity date:** 6/30/2030
*Pre-money convertible promissory note issued June 2025 to Late Stage Fund X, LP, an investment entity affiliated with Company*

Chairman Brady Brim-DeForest. Interest rate 5.33% simple, computed on a 365-day-year basis. Matures five years from issuance (June 2030) unless earlier converted or repaid. Converts automatically upon a Qualified Financing (≥$1,000,000 in new equity securities sold) at the lesser of: (a) a price derived from the note's valuation cap, or (b) a 15–20% discount (0.85x/0.80x multiplier) to the cash price paid by new investors. Holder may also elect to convert principal and accrued interest at any time at the valuation-cap-based conversion price. Upon a Change of Control, principal and accrued interest must be repaid in cash unless the holder elects, in writing prior to the transaction, to convert into Common Stock at the valuation cap. Outstanding and unconverted as of 12/31/2025.*

Related party
Name: Brady Brim-DeForest
Relationship: Chairman of the Board
Amount: $25,000.00

*Convertible Note*
Creditor: Brady Brim-DeForest
Amount: $25,000.00
Outstanding principal plus interest: $25,000.00 as of 8/5/2026
Interest rate: 5.33% per annum
Maturity date: 9/30/2030
*Pre-money convertible promissory note issued September 2025 to Late Stage Fund X, LP, an investment entity affiliated with Company Chairman Brady Brim-DeForest. Interest rate 5.33% simple, computed on a 365-day-year basis. Matures five years from issuance (September 2030) unless earlier converted or repaid. Converts automatically upon a Qualified Financing (≥$1,000,000 in new equity securities sold) at the lesser of: (a) a price derived from the note's valuation cap, or (b) a 15–20% discount (0.85x/0.80x multiplier) to the cash price paid by new investors. Holder may also elect to convert principal and accrued interest at any time at the valuation-cap-based conversion price. Upon a Change of Control, principal and accrued interest must be repaid in cash unless the holder elects, in writing prior to the transaction, to convert into Common Stock at the valuation cap. Outstanding and unconverted as of 12/31/2025.*

Related party
Name: Brady Brim-DeForest
Relationship: Chairman of the Board
Amount: $25,000.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

**25. What other exempt offerings has the issuer conducted within the past three years?**

| Offering date | Exemption | Security type | Amount sold | Use of proceeds |
|---|---|---|---|---|
| 2/2024 | Regulation D | Convertible Note | $500,000 | General operations |
| 9/2024 | Regulation D, Rule 506(b) | Convertible Note | $1,465,000 | General operations |
| 6/2025 | Regulation D | Convertible Note | $25,000 | General operations |
| 9/2025 | Regulation D | Convertible Note | $25,000 | General operations |
| 7/2026 | Regulation D, 506(b) | SAFE | $1,010,929 | General operations |

**26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:** ?

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

**For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.**

Name: Brady Brim-DeForest (indirectly, via Late Stage Fund X, LP)
Amount Invested: $500,000.00
Transaction type: Loan
Interest rate: 5.33% per annum
Maturity date: 2/28/2029
Outstanding: Yes

**Relationship:** Chairman of the Board

**Name:** Brady Brim-DeForest
**Amount Invested:** $25,000.00
**Transaction type:** Loan
**Interest rate:** 5.33% per annum
**Maturity date:** 6/30/2030
**Outstanding:** Yes
**Relationship:** Chairman of the Board

**Name:** Brady Brim-DeForest
**Amount Invested:** $25,000.00
**Transaction type:** Loan
**Interest rate:** 5.33% per annum
**Maturity date:** 9/30/2030
**Outstanding:** Yes
**Relationship:** Chairman of the Board

**Name:** Brady Brim-DeForest
**Amount Invested:** $80,000.00
**Transaction type:** Loan
**Interest rate:** 2.0% per annum
**Outstanding:** Yes
**Relationship:** Chairman of the Board

**Name:** altE
**Amount Invested:** $172,428.00
**Transaction type:** Loan
**Outstanding:** Yes
**Relationship:** Entity in which the Company's CEO holds a minority ownership interest

## FINANCIAL CONDITION OF THE ISSUER

**27. Does the issuer have an operating history?**

Yes

**28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Overview of the Business and Financial Condition**

Aerospace manufacturer developing advanced hybrid rocket propulsion systems (MAREVL) powered by bio-derived fuel; offers suborbital launch services for research and commercial payloads; expanding engine technology for defense and hypersonic applications.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of July 12, 2026, we had cash and cash equivalents of approximately $266,925.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

**Business and Operating Uncertainty**

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

**Financial Condition**

As of December 31, 2025, our total assets were $211,018 and our current and non-current liabilities, as reflected in available financial statement fields, were $4,243,598.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

**Liquidity and Capital Resources**

**Liquidity and Capital Resources**

As of December 31, 2025, we had cash and cash equivalents of approximately $26,752.

Based on our current operations, we have a monthly net cash burn of approximately $121,606.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

- When customers pay us

- Whether or when we hire more people

- If no additional capital is raised or commercial revenue is realized.

Absent additional fundraising or the materialization of anticipated commercial revenue, the Company expects its current cash-on-hand to sustain operations until approximately the beginning of October 2026.Our current capital - bolstered by the successful close of our $1,018,000 Regulation D round and the execution of our first $500,000 non-dilutive tranche from the Maine Technology Institute (MTI) - fully funds our operations through our immediate Q3 technical milestones:

1) July 16, 2026: A critical horizontal hot fire test of our 20klbf peak thrust MAREVL™ engine architecture.

2) Estimated September 2026: A secondary horizontal hot fire test with a doubled oxidizer flow rate to achieve nearly double the thrust profile.

To proactively manage our runway beyond October, we are opening this Regulation Crowdfunding (Reg CF) round. Achieving our target raise of $1,000,000 will extend our operational runway and fund two definitive milestones: the structural extension of our vertical test tower for full vertical-stack engine hot fires, and the fabrication of our first true flight-weight MAREVL engine.

Additional Capital Levers:

In addition to this Reg CF round, the Company is actively managing multiple parallel capital paths over the next 12 months:

1) Commercial Revenue Pipeline: We are executing a signed subcontract with a Hypersonic Prime (Specter Aerospace) that provides a potential for $2,000,000+ in revenue for 2026 alone.

2) Unlocked Non-Dilutive Capital: Our Note Purchase Agreement with MTI allows us to unlock an additional $1,500,000 in state-backed, 0% interest capital matching tranches as we hit subsequent facility and hiring milestones.

3) Planned Priced Equity Financing: Upon the successful completion of our Q3 technical milestones and the anticipated receipt and payment of our first significant purchase order from Specter Aerospace, the Company plans to initiate a priced equity financing round toward the end of 2026 or early 2027. This capital milestone will be designed to fund our transition into full-scale flight-weight engine production and commercial operations.

Our historical operations have been funded primarily through external financing.

**Liquidity Assumptions**

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

**Dependence on Additional Financing**

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

**Indebtedness and Capital Structure**

As of the date of this offering statement, we had total outstanding indebtedness consisting of 3 convertible notes and 3 loans and approximately $1,102,428 in aggregate principal obligations. The indebtedness consists of $300,000, $500,000 (related party), $25,000 (related party), $25,000 (related party), $80,000 (related party), and $172,428 (related party). The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $550,000.

**Known Trends, Events, and Uncertainties**

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Higher costs (suppliers, wages, fees, etc.)

- When customers pay us

- Whether or when we hire more people

- As a rapidly scaling aerospace manufacturer transitioning from technology validation to commercial production, our financial performance and operating results over the next 12 months are subject to several distinct industry-specific trends and operational uncertainties:

1) Capital Round Timing and Runway Dependencies: Based on our successful $1.018M Regulation D close and current cash allocations, our operational runway is secured until approximately the beginning of October 2026. Our ability to maintain our developmental velocity through mid-2027 is directly contingent upon the success and timing of this Regulation Crowdfunding round, alongside our ability to successfully unlock subsequent milestones and capital tranches from our $2M Maine Technology Institute (MTI) loan program.

2) Technical Testing Execution: Rocket engine testing carries inherent operational and financial volatility. We are currently executing a fast-paced ground-test roadmap, including an upcoming horizontal hot fire on July 16, 2026, a high-flow-rate thrust-doubling test in September 2026, and our planned transition to a full vertical stack tower test. While we have retired substantial technical risk over 275+ historic engine tests, any component failure, facility anomaly, or test delay could lead to unplanned infrastructure repairs and timeline extensions that alter our projected cash burn.

3) Aerospace Supply Chain Dynamics: Manufacturing advanced propulsion systems requires highly specialized, lightweight alloys, custom structural fabrication elements (such as our upcoming vertical tower extensions), and precise electrical components. The broader aerospace supply chain can be prone to material lead-time fluctuations and inflation. Any unexpected delays in long-lead part procurements could push back our timelines for constructing the flight-weight version of our MAREVL™ engine.

4)Defense Procurement and Contracting Cycles: A portion of our near-term commercial strategy relies on fulfilling subcontracts with high-growth defense and hypersonic primitives (including our signed contract with a Hypersonic Prime providing potential for $2M+ in 2026 revenue). Defense contracting is notoriously non-linear and subject to shift based on federal administrative speeds, testing window access, or client milestone approvals, which can introduce variance into our month-to-month accounts receivable collection.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

**Changes Since the Date of the Financial Statements**

Since December 31, 2025, there were material changes in our operations and financial condition, including a new lease, long-term contract, debt, or guarantee and Since December 31, 2025, the Company has experienced several material, positive changes in its financial position, capitalizing on new equity rounds, significant debt reductions, and the finalization of state-backed strategic funding:

Successful Reg D Offering Capital Inflow: Subsequent to the financial statement period, the Company successfully closed a Regulation D (506b) offering via Wefunder, securing $1.018M in active commitments from accredited investors. This capital significantly increases our operational runway and directly funds our Q3 2026 engine testing milestones.

Execution of $2M MTAF 3.0 Loan Tranche: On July 3, 2026, the Company formally executed a Note Purchase Agreement for the first $500,000 tranche of our $2,000,000 partially forgivable, 0% interest loan award from the Maine Technology Institute (MTI). Repayment does not commence until January 2029.

Material Debt Settlements and Restructuring: The Company dramatically reduced its non-current liabilities by paying a $20,000 related-party bridge loan was repaid in full, and the remaining $80,000 related-party bridge note was restructured into an amortizing schedule running through October 2026.

Beyond these capital additions, commercial contract advancements, and healthy balance sheet deleveraging, there have been no material adverse changes to our business, no new litigation, and no changes to our core operating model..

**Impact of This Offering**

The proceeds from this offering are expected to be used to extend our operational runway beyond October 2026, processing the critical data from our July and September horizontal hot fire tests, and funding the initial engineering design and long-lead component. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

**Forward-Looking Statements**

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

## FINANCIAL INFORMATION

**29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Refer to Appendix C, Financial Statements.

I, **Sascha Deri**, certify that:

(1) the financial statements of Blushift Aerospace, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Blushift Aerospace, Inc. included in this Form reflects accurately the information reported on the tax return for Blushift Aerospace, Inc. filed for the most recently completed fiscal year.

*Sascha Deri*

Sascha Deri
CEO

---

## STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

?

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a

registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

## OTHER MATERIAL INFORMATION

**31. In addition to the information expressly required to be included in this Form, include:**

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could

create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

### ONGOING REPORTING

**32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:**

120 days after the end of each fiscal year covered by the report.

**33. Once posted, the annual report may be found on the issuer's website at:**

https://www.bluShiftAerospace.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- David Hayrikyan
- Sascha Deri
- Seabren Reeves

Appendix E: Supporting Documents

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- David Hayrikyan
- Sascha Deri
- Seabren Reeves

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Blushift Aerospace, Inc.

By

Sascha Deri

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sascha Deri

CEO
8/4/2026

Seabren P Reeves III

Fractional CFO
8/4/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.